EXHIBIT 99.3

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Rio Tinto approves new solar farm and battery storage to power its Amrun bauxite operations on Cape York
3 December 2023

WEIPA, Australia -- Rio Tinto has approved a new 12.4MW solar farm and 8.8MVa/2.1MWh of battery storage to provide renewable energy for the Amrun bauxite operations near Weipa in Queensland.

The 12.4MW solar farm and battery storage are part of Rio Tinto’s global decarbonisation strategy and ongoing efforts to reduce emissions at its Pacific bauxite, alumina and aluminium operations.

They are expected to reduce Amrun’s diesel electricity consumption by 37 percent and annual CO2-equivalent emissions by 14,000 tonnes, and will add to the existing 5.6MW of solar and 4MWh of battery power built for Rio Tinto’s Weipa operations and the local electricity network since 2015.

Aggreko has been contracted to build, own, and operate the solar farm to supply renewable electricity to the mine operations, in addition to its current contract to supply electricity generated from an existing diesel power station.

Rio Tinto Weipa Operations General Manager Shona Markham said “The construction of the Amrun solar farm and battery storage system, which is located on Wik and Wik-Waya Traditional lands, is an important milestone for Weipa Operations and will contribute to Rio Tinto’s commitment to reduce operational greenhouse gas emissions.

“The Amrun solar farm will be one of three Weipa Operations solar stations, which will together provide 18MW of solar generation capacity to our mines and the Weipa town. This project helps us make inroads towards our ambitions to reduce greenhouse gas emissions from our operations.”

Managing Director of Aggreko Asia Pacific George Whyte said “Aggreko is excited to be supporting Rio Tinto on working towards meeting their decarbonisation goals and our own with this project.

This partnership aligns with our mission to accelerate the energy transition and as a world leader in the supply of clean energy infrastructure, we are confident that we will successfully deliver reliable and efficient energy for Rio Tinto’s Amrun operations.”

Early works have begun on the new solar farm, which is expected to be operational by early 2025. Once completed, the Amrun solar farm will provide about 21 gigawatt hours of renewable power annually.
Combined with the existing Weipa renewable power generation network, the solar farms will reduce Weipa Operations’ diesel consumption by an estimated 10 million litres per year and lower its annual greenhouse gas emissions by about 28,000 tonnes - the equivalent of taking almost 6,000 internal combustion engine passenger cars off the road.

More information on Rio Tinto’s climate targets can be found here.

Note to editors

Rio Tinto’s Weipa Operations in Far North Queensland includes three bauxite mines, processing facilities, shiploaders, an export wharf, two ports, power stations, a rail network and ferry terminals. Rio Tinto also provides the municipal services for the town of Weipa.

Amrun, Weipa’s newest mine, was completed in 2018 and will extend the Weipa bauxite operations by decades, significantly building on our 60-year history on Western Cape York, and providing jobs and supporting business

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growth in the region. The mine is located on traditional land and Rio Tinto operates within the terms of an Indigenous Land Use Agreement Rio Tinto has had with local Traditional Owners for more than 20 years. Rio Tinto works closely with the Traditional Owners to implement our agreements, ensuring that the benefits generated from mining support future generations and that important cultural heritage sites are identified and preserved.

More information on solar farms at Weipa can be found here

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